UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

KVH Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	0-28082	05-0420589
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

50 Enterprise Center, Middletown, RI 02842

(Address of Principal Executive Offices) (Zip Code)

Felise Feingold (401) 847-3327

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

☐                                    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended          .

Section 1.  Conflict Minerals Disclosure

KVH Industries, Inc. (“KVH”, “we”, or “our”) is a leading manufacturer of solutions that provide global high-speed Internet, television, and voice services via satellite to mobile users at sea and on land as well as a leading provider of commercially licensed entertainment including news, sports, movies, and music to commercial and leisure customers in the maritime, hotel, and retail markets. We are also a premier manufacturer of high-performance navigational sensors and integrated inertial systems for defense and commercial inertial navigation applications.

Item 1.01  Conflict Minerals Disclosure and Report

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2020 to December 31, 2020.

Item 1.02  Exhibit

KVH’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD. A copy of our Conflict Minerals Report may be found at https://ir.kvh.com/financial-information/sec-filings.

Section 2.  Resource Extraction Issuer Disclosure

Item 2.01  Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3.  Exhibits

Item 3.01  Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report of KVH Industries, Inc.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned on May 28, 2021.

KVH Industries, Inc.
(Registrant)

By:	/s/ Roger A. Kuebel
Roger A. Kuebel, Chief Financial Officer

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